Exhibit 12.1
INTEL CORPORATION
STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Nine Months Ended
	September 26,	September 27,
	2009	2008
Earnings[1]	$3,294	$7,317

Adjustments:
Add-Fixed charges	94	102
Subtract-Capitalized interest	(54)	(56)

Earnings and fixed charges (net of capitalized interest)	$3,334	$7,363

Fixed charges:
Interest[2]	$1	$8
Capitalized interest	54	56
Estimated interest component of rental expense	39	38

Total	$94	$102

Ratio of earnings before taxes and fixed charges, to fixed charges	35	72

[1]	After adjustments required by Item 503 (d) of the U.S. Securities and Exchange Regulation S-K.

[2]	Interest within provision for taxes on the consolidated condensed statements of operations is not included.